St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

02 AUG 15 AM 10:23

St. Jude Resources Ltd.

St. Jude

#200, 5405 - 48TH AVENUE, DELTA, B.C. V4K 1W6 CANADA
PHONE: (604) 940-6565 FAX: (604) 940-6566

August 1, 2002

[redacted]

02049209

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

To update the records of the above, enclosed please find a copy of our News Release #124 which was disseminated on today's date.

Should you have any questions or require anything further in this regard, please feel free to contact our office at any time.

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

PROCESSED
AUG 2 1 2002
THOMSON
FINANCIAL

MICHAEL A. TERRELL,
President

/mjh
enclosure

St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

#200, 5405 - 48th Avenue, Delta, B.C. V4K 1W6 Canada
Phone: (604) 940 - 6565 Fax: (604) 940 - 6566
www.stjudegold.com

NEWS RELEASE

" ST. JUDE ANNOUNCES SIGNIFICANT GOLD INTERSECTIONS INCLUDING 12m of 78.71 g/t Au (2.3 ounces per ton over 39 ft) "

Vancouver, August 1, 2002, St. Jude Resources Ltd. (SJD:TSX.V) is pleased to announce high grade drill intersections from its South Benso concession in Ghana, West Africa, which is a joint venture project with Fairstar Explorations Inc. The results are from the Subriso Central and Subriso West gold deposits. The drilling is follow up to the new discovery zone announced May 29, 2002. The company is encouraged by the consistent above average grades across excellent mining widths, which continue to be returned from the Subriso area.

Hole #	Dip	Azimuth	Coordinates		From -To	Interval	Grade	Deposit
	Degrees (-)		North (m)	East (m)	(m)	Width (m)	g/t Au	
SJB-56	45	40	902	-1222	28 - 30	2	3.36	S.C.
SJB-57	45	40	928	-1234	4 - 14	10	4.22	S.C.
SJB-58	45	40	909	-1250	41 - 43	2	38.24	S.C.
SJB-59	45	40	719	-1166	71 - 87	16	5.51	S.W.
SJB-62	**45**	**40**	**891**	**-1267**	**70 - 82**	**12**	**78.71**	**S.C.**
"			including		72 - 76	4	228.07	S.C.
"			including		72 - 73	1	52.8	S.C.
"					73 - 74	1	209.33	S.C.
"					74 - 75	1	567	S.C.
"					75 - 76	1	83.15	S.C.
SJB-63	45	40	910	-1284	64 - 74	10	14.87	S.C.
"			including		68 - 69	1	109	S.C.
SJB-64	45	40	927	-1267	37 - 39	2	21.56	S.C.
SJB-65	45	40	1030	- 1291	85 - 95	10	1.17	S.W.
"					109 - 115	6	2.16	S.C.
SJB-66	45	40	1062	-1337	63 - 74	11	2.29	S.W.
SJB-67	45	40	982	-1275	88 - 94	6	1.81	S.C.

Subriso West (S.W.) Subriso Central (S.C.)

St. Jude Resources Ltd. is principally a gold exploration company focused on its two Gold Coast projects in Ghana, West Africa. The Hwini-Butre and South Benso gold deposits are located within the prolific Ashanti Gold Belt, host to several multi-million ounce deposits. An independent resource calculation by Watts, Griffis & McOuat ("WGM") has already blocked out 936,000 oz. of gold, (526,000 oz. indicated and 374,000 oz. inferred), on the company's Hwini-Butre concession. Recommended follow up infill drilling, the results of which were announced March 27, 2002, was highly successful and included intersections of 12 meters of 32.08 g/t Au and 14 meters of 49.98 g/t Au.

 2002-07-31/124

WGM has been retained to re-calculate the size and grade of the deposits based on new results.

St. Jude is the operator on both the Hwini-Butre and South Benso concessions and exploration has been carried out under the technical direction of George Flach, V.P. Exploration, who is a Qualified Person (pursuant to the provisions of National Instrument 43-101) on the projects. Mr. Flach leads one of the more successful and experienced mineral exploration teams in Ghana, having discovered numerous deposits, which have been mined by Golden Star, Ashanti Goldfields, Gold Fields of South Africa, and Resolute Mining of Australia. Drilling has continued at all three of the Subriso deposits and is planned to continue later this year on Hwini-Butre targets. Results will be released as they become available.

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

For further information, please contact:
Todd McMurray
Vice President, Corporate Development
Tel: 1 604 940 6565
Fax: 1 604 940 6566
Email: toddm@stjudegold.com


SUBRISO
CENTRAL
SUBRISO
WEST
SUBRISO
EAST
HILL B
OLD
EUROPEAN
SHAFT
HILL C
HILL D
N
LEGEND
Diamond Drill Holes
European Works
Geochem Anomoly >200ppb
Galamsey Workings


SUBRISO
DEPOSITS
Subriso East
Subriso Central
Subriso West
South Benso
Concession
Benso
Hwini-Butre
Concession
SOUTHERN
DEPOSITS
Adoikrom
Father Brown
Dabokrom
N
Deposits
Prospects

ST. JUDE RESOURCES LTD.

Subriso Deposits

South Benso Concession

Ghana, Africa

July, 2002